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SECURITIES A[ND EXCHANGE COMMISSIO]N
W[ashington, D.C. 20549]



12060563

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ANNUAL [AUDITED REPORT]
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50422

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAK6 Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Grigus (312) 444-8661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

BB 4/4

OATH OR AFFIRMATION

I, Philip Grigus, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PEAK6 Capital Management LLC, as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Statement Regarding the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

PEAK6 Capital Management LLC
December 31, 2011
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm

The Member
PEAK6 Capital Management LLC

We have audited the accompanying statement of financial condition of PEAK6 Capital Management LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEAK6 Capital Management LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.



Chicago, Illinois
February 24, 2012

Report of Independent Registered Public Accounting Firm

The Member
PEAK6 Capital Management LLC

We have audited the accompanying statement of financial condition of PEAK6 Capital Management LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEAK6 Capital Management LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.



Chicago, Illinois
February 24, 2012

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2011

Assets	
Cash	$ 55,000,000
Securities owned	1,541,118,034
Receivable from clearing brokers	263,626,112
Interest and dividends receivable	1,181,785
Other assets	110,787
Total assets	$ 1,861,036,718
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased	$ 1,712,122,930
Accrued compensation	5,427,774
Payable to Member	4,081,621
Interest and dividends payable	1,464,280
Accounts payable and other accrued liabilities	966,702
Total liabilities	1,724,063,307
Subordinated borrowings	10,057,550
Member's equity	126,915,861
Total liabilities and member's equity	$ 1,861,036,718

See accompanying notes.

1. Organization and Nature of Business

PEAK6 Capital Management LLC (the Company), a Delaware limited liability company and a wholly owned subsidiary of PEAK6 Investments, L.P. (the Member), trades proprietarily and operates as a market maker in equity options, providing liquidity to participants in the equity derivatives markets. The Company, acting as principal, buys and sells equity securities and equity derivative financial instruments. The Company clears all transactions through clearing brokers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (the Exchange). The limited liability company operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2038.

2. Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires (U.S. GAAP) management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Proprietary securities and derivative financial instrument transactions, which include securities sold, not yet purchased, are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

Securities owned and securities sold, not yet purchased are carried at market or fair value. The Company values securities owned and securities sold, not yet purchased at independent market prices where readily available. Exchange-traded equity securities are based on quoted market prices. In the absence of quoted values or when quoted values are not deemed to be representative of market values, securities owned and securities sold, not yet purchased are valued at fair value as determined by the Member.

2. Significant Accounting Policies (continued)

Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

Receivable From Clearing Brokers

Receivables and payables relating to trades pending settlement, net unrealized gains and losses on futures, cash, and margin balances are netted by the clearing broker in receivable from clearing brokers in the statement of financial condition. Margin balances are collateralized by certain of the Company's securities and cash balances held by the clearing brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on the clearing broker call rates. Cash and securities at the clearing brokers that are related to securities sold, not yet purchased are partially restricted until the securities are purchased.

Income Taxes

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, the Member is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

In accordance with the provision set forth in Accounting Standards Codification (ASC) 740, *Income Taxes*, management has reviewed the Company's tax positions for all open tax years, which includes 2006 through 2011, and concluded that, as of December 31, 2011, a provision for income taxes is not required.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Fair Value Measurements – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, modifying ASC 820, *Fair Value Measurement*. ASU 2011-04 requires reporting entities to disclosure: i) the amount of any transfers between Level 1 and Level 2, and the reasons for the transfers; and ii) for Level 3 fair value measurements, a) quantitative information about significant unobservable inputs used, b) a description of the valuation procedures used by the reporting entity, and c) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs might result in a significantly higher or lower fair value measurement. The effective date of ASU 2011-04 is for annual periods beginning after December 15, 2011. The Company is currently evaluating the impact this new pronouncement will have on its financial statements.

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires disclosures to make financial statements prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The requirements of ASU 2011-11 mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of assets and liabilities as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, ASU 2011-11 requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The disclosures mandated by ASU 2011-11 are required for annual reporting periods beginning on or after January 1, 2013. The Company is evaluating the impact of ASU 2011-11 on its financial statements.

3. Financial Instruments

ASC 820 defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

3. Financial Instruments (continued)

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is (are) significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

- Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument. Financial instruments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data.

- Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

3. Financial Instruments (continued)

The following table sets forth by level within the fair value hierarchy the Company's financial instruments owned, at fair value, and financial instruments sold, not yet purchased at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Securities owned:				
Equity securities*	$ 954,085,999	$ –	$ –	$ 954,085,999
Equity options	587,032,035	–	–	587,032,035
Futures contracts**	(402,490)	–	–	(402,490)
Total	$ 1,540,715,544	$ –	$ –	$ 1,540,715,544
Financial instruments sold, not yet purchased, at fair value				
Securities sold, not yet purchased:				
Equity securities*	$ 1,204,900,274	$ –	$ –	$ 1,204,900,274
Equity options	507,222,656	–	–	507,222,656
	$ 1,712,122,930	$ –	$ –	$ 1,712,122,930

* All equity securities within this category are classified as Level 1 in the fair value hierarchy. The three largest industry concentrations for equity securities owned include metals, technology equipment, and oil and gas. The three largest industry concentrations for equity securities sold, not yet purchased include oil and gas, telecommunications, and retail discretionary.

** These contracts are included in receivable from clearing brokers in the statement of financial condition.

For the year ended December 31, 2011, the Company held no financial instruments classified within Level 2 or Level 3.

4. Related-Party Transactions

The Company and the Member are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the two entities. The Company reimburses all direct costs paid by the Member on its behalf. At December 31, 2011, $4,081,621 of indirect costs remains payable to the Member and are included in payable to Member in the statement of financial condition.

The Company paid expenses of $1,396,225 to an affiliate relating to brokerage services performed by the affiliate on behalf of the Company. The affiliate is also a wholly owned subsidiary of the Member.

5. Subordinated Borrowings

The Company had, under a cash subordination agreement approved by the Exchange, a line of credit of $25,000,000 with Fifth Third Bank at a rate of LIBOR plus 4.25% at December 31, 2010, which matured July 15, 2011. There were no borrowings on the line of credit for the period from January 1, 2011 to July 15, 2011.

In addition, the Member has an employee incentive compensation plan covering a select group of key personnel. This plan is an unfunded deferred compensation arrangement and provides vesting generally over a period from 18 months to 36 months. Compensation expense is recognized over the vesting period. The deferred compensation arrangements are subject to subordination agreements approved by the Exchange and are renewed annually on February 28. Amounts previously granted may be subject to a clawback at management's discretion based on performance and other factors. The amounts recorded and approved by the Exchange at annual renewal are new payable balances granted less forfeitures and vested amounts. These deferred compensation plan amounts subject to subordination agreements, and approved by the Exchange, are available in computing net capital under the Securities and Exchange Commission (SEC) uniform Net Capital Rule. To the extent any such subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2011, subordinated borrowings consisted of the following:

Borrowings from line of credit with Fifth Third Bank	$ –
Unfunded deferred compensation payable	10,057,550
Total subordinated borrowings	$ 10,057,550

6. Employee Benefit Plan

The Member sponsors a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. The Member may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement. The Company's discretionary contributions to the Plan for the year ended December 31, 2011, were $49,085 and are included in compensation and benefits expense in the statement of income. The returned forfeitures from departed employees with unvested balances were $54,827 and are included as an offset in the compensation and benefits expense in the statement of income.

7. Derivative Financial Instruments

The Company, in connection with its proprietary trading activities, enters into various derivative transactions, including futures and exchange-traded options. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate, or a combination of these factors. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option, whereas futures obligate the Company to deliver or take delivery of certain financial instruments at the contracted price. The Company may use futures contracts to gain exposure to or hedge against changes in the value of its equities, interest rates, or volatility.

ASC 815, *Derivatives and Hedging*, requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's financial position, financial performance, and cash flows. The Company records its trading-related derivative activities on a fair-value basis.

7. Derivative Financial Instruments (continued)

The following table presents additional information about derivatives held by the Company, including the volume of the Company's derivative activities based on the average number of contracts, categorized by primary risk exposure, and reflected on the statement of financial condition as of December 31, 2011:

Primary Risk Exposure	Classification in Statement of Financial Condition	Assets: Fair Value	Assets: Average Number of Contracts
Equity option contracts	Securities owned	$ 587,032,035	2,643,101
Equity futures contracts	Receivable from clearing brokers	(402,490)	560
		$ 586,629,545	

Primary Risk Exposure	Classification in Statement of Financial Condition	Liabilities: Fair Value	Liabilities: Average Number of Contracts
Equity option contracts	Securities sold, not yet purchased	$ 507,222,656	2,609,538

Market Risk and Credit Risk

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

7. Derivative Financial Instruments (continued)

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded derivatives, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

The Company clears all of its trades through three major U.S. financial institutions. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Company attempts to minimize this risk by monitoring the creditworthiness of these clearing brokers.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460, *Guarantees*. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2011, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options contracts as of December 31, 2011, are included in securities sold, not yet purchased in the statement of financial condition.

8. Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

9. Net Capital Requirements

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2011, the Company had net capital of $47,550,429, which was $46,852,023 in excess of its required net capital. At December 31, 2011, its percentage of aggregate indebtedness to net capital was 22.03%

The Rule may effectively restrict advances to affiliates or capital withdrawals.

10. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. Management has determined that there are no material events or transactions that would affect the Company's financial statements or require disclosure in the Company's financial statements through this date.

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